UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Intermolecular, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

45882D109

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45882D109	Page 2 of 12

1	NAMES OF REPORTING PERSONS Presidio Partners 2014, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 805,838 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 805,838 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 805,838 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.62% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

This Schedule 13G is filed by Presidio Partners 2014, L.P. (“Presidio LP”); Presidio Partners 2014 GP, LLC (“Presidio GP”), which is the sole General Partner of Presidio LP; Peter Gajdos (“Gajdos”), David J. Collier (“Collier”), Faysal A. Sohail (“Sohail”), and James F. Watson (“Watson”), each of whom is a Manager of Presidio GP. Presidio LP, Presidio GP, Gajdos, Collier, Sohail and Watson are referred to individually herein as “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons may be considered a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G and any beneficial interest a Reporting Person has in any shares of Common Stock beneficially owned by another Reporting Person.

(2)	Includes 805,838 shares of Common Stock held by Presidio LP as of December 31, 2018.
(3)

The percentage is based upon 49,752,516 shares of Common Stock of the Issuer outstanding (as of November 5, 2018) as reported by the Issuer in its 10-Q for the period ended September 30, 2018; and filed on November 6, 2018.

CUSIP No. 45882D109	Page 3 of 12

1	NAMES OF REPORTING PERSONS Presidio Partners 2014 GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 805,838 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 805,838 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 805,838 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.62% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

This Schedule 13G is filed by Presidio Partners 2014, L.P. (“Presidio LP”); Presidio Partners 2014 GP, LLC (“Presidio GP”), which is the sole General Partner of Presidio LP; Peter Gajdos (“Gajdos”), David J. Collier (“Collier”), Faysal A. Sohail (“Sohail”), and James F. Watson (“Watson”), each of whom is a Manager of Presidio GP. Presidio LP, Presidio GP, Gajdos, Collier, Sohail and Watson are referred to individually herein as “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons may be considered a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G and any beneficial interest a Reporting Person has in any shares of Common Stock beneficially owned by another Reporting Person.

(2)	Includes 805,838 shares of Common Stock held by Presidio LP as of December 31, 2018.
(3)

The percentage is based upon 49,752,516 shares of Common Stock of the Issuer outstanding (as of November 5, 2018) as reported by the Issuer in its 10-Q for the period ended September 30, 2018; and filed on November 6, 2018.

CUSIP No. 45882D109	Page 4 of 12

1	NAMES OF REPORTING PERSONS Peter Gajdos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 805,838 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 805,838 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 805,838 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.62% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

This Schedule 13G is filed by Presidio Partners 2014, L.P. (“Presidio LP”); Presidio Partners 2014 GP, LLC (“Presidio GP”), which is the sole General Partner of Presidio LP; Peter Gajdos (“Gajdos”), David J. Collier (“Collier”), Faysal A. Sohail (“Sohail”), and James F. Watson (“Watson”), each of whom is a Manager of Presidio GP. Presidio LP, Presidio GP, Gajdos, Collier, Sohail and Watson are referred to individually herein as “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons may be considered a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G and any beneficial interest a Reporting Person has in any shares of Common Stock beneficially owned by another Reporting Person.

(2)	Includes 805,838 shares of Common Stock held by Presidio LP as of December 31, 2018.
(3)

The percentage is based upon 49,752,516 shares of Common Stock of the Issuer outstanding (as of November 5, 2018) as reported by the Issuer in its 10-Q for the period ended September 30, 2018; and filed on November 6, 2018.

CUSIP No. 45882D109	Page 5 of 12

1	NAMES OF REPORTING PERSONS David J. Collier
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 805,838 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 805,838 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 805,838 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.62% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

This Schedule 13G is filed by Presidio Partners 2014, L.P. (“Presidio LP”); Presidio Partners 2014 GP, LLC (“Presidio GP”), which is the sole General Partner of Presidio LP; Peter Gajdos (“Gajdos”), David J. Collier (“Collier”), Faysal A. Sohail (“Sohail”), and James F. Watson (“Watson”), each of whom is a Manager of Presidio GP. Presidio LP, Presidio GP, Gajdos, Collier, Sohail and Watson are referred to individually herein as “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons may be considered a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G and any beneficial interest a Reporting Person has in any shares of Common Stock beneficially owned by another Reporting Person.

(2)	Includes 805,838 shares of Common Stock held by Presidio LP as of December 31, 2018.
(3)

The percentage is based upon 49,752,516 shares of Common Stock of the Issuer outstanding (as of November 5, 2018) as reported by the Issuer in its 10-Q for the period ended September 30, 2018; and filed on November 6, 2018.

CUSIP No. 45882D109	Page 6 of 12

1	NAMES OF REPORTING PERSONS Faysal A. Sohail
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 805,838 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 805,838 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 805,838 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.62% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

This Schedule 13G is filed by Presidio Partners 2014, L.P. (“Presidio LP”); Presidio Partners 2014 GP, LLC (“Presidio GP”), which is the sole General Partner of Presidio LP; Peter Gajdos (“Gajdos”), David J. Collier (“Collier”), Faysal A. Sohail (“Sohail”), and James F. Watson (“Watson”), each of whom is a Manager of Presidio GP. Presidio LP, Presidio GP, Gajdos, Collier, Sohail and Watson are referred to individually herein as “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons may be considered a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G and any beneficial interest a Reporting Person has in any shares of Common Stock beneficially owned by another Reporting Person.

(2)	Includes 805,838 shares of Common Stock held by Presidio LP as of December 31, 2018.
(3)

The percentage is based upon 49,752,516 shares of Common Stock of the Issuer outstanding (as of November 5, 2018) as reported by the Issuer in its 10-Q for the period ended September 30, 2018; and filed on November 6, 2018.

CUSIP No. 45882D109	Page 7 of 12

1	NAMES OF REPORTING PERSONS James F. Watson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 805,838 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 805,838 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 805,838 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.62% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

This Schedule 13G is filed by Presidio Partners 2014, L.P. (“Presidio LP”); Presidio Partners 2014 GP, LLC (“Presidio GP”), which is the sole General Partner of Presidio LP; Peter Gajdos (“Gajdos”), David J. Collier (“Collier”), Faysal A. Sohail (“Sohail”), and James F. Watson (“Watson”), each of whom is a Manager of Presidio GP. Presidio LP, Presidio GP, Gajdos, Collier, Sohail and Watson are referred to individually herein as “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons may be considered a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G and any beneficial interest a Reporting Person has in any shares of Common Stock beneficially owned by another Reporting Person.

(2)	Includes 805,838 shares of Common Stock held by Presidio LP as of December 31, 2018.
(3)

The percentage is based upon 49,752,516 shares of Common Stock of the Issuer outstanding (as of November 5, 2018) as reported by the Issuer in its 10-Q for the period ended September 30, 2018; and filed on November 6, 2018.

CUSIP No. 45882D109	Page 8 of 12

Schedule 13G

Item 1(a).	Name of Issuer:

Intermolecular, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3011 N. First Street, San Jose, California 95134.

Item 2(a).	Names of Person Filing:

Presidio Partners 2014, L.P. (“Presidio LP”)

Presidio Partners 2014 GP, LLC (“Presidio GP”)

Peter Gajdos (“Gajdos”)

David J. Collier (“Collier”)

Faysal A. Sohail (“Sohail”)

James F. Watson (“Watson”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Presidio Partners

2181 Greenwich Street

San Francisco, CA 94123

Item 2(c).	Citizenship:

Presidio LP	-	Delaware limited partnership
Presidio GP	-	Delaware limited liability company
Gajdos	-	Unites States citizen
Collier	-	Unites States citizen
Sohail	-	United States citizen
Watson	-	United States citizen

Item 2(d).	Title of Class of Securities:

Common Stock, $.001 par value.

Item 2(e).	CUSIP Number:

45882D109.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 45882D109	Page 9 of 12

Item 4.	Ownership.

Presidio Entity	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
Presidio LP	805,838	0	805,838	0	805,838	805,838	1.62%
Presidio GP	0	0	805,838	0	805,838	805,838	1.62%
Gajdos	0	0	805,838	0	805,838	805,838	1.62%
Collier	0	0	805,838	0	805,838	805,838	1.62%
Sohail	0	0	805,838	0	805,838	805,838	1.62%
Watson	0	0	805,838	0	805,838	805,838	1.62%

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable. The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b).

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 45882D109	Page 10 of 12

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certified that the information set forth in this statement is true, complete and correct.

Date: February 1, 2019

PRESIDIO PARTNERS 2014, L.P.

By:  Presidio Partners 2014 GP, LLC

By:	/s/ James F. Watson
Name:	James F. Watson
Title:	Manager

PRESIDIO PARTNERS 2014 GP, LLC

By:	/s/ James F. Watson
Name:	James F. Watson
Title:	Manager

/s/ Peter Gajdos
Peter Gajdos

/s/ David J. Collier
David J. Collier

/s/ Faysal A. Sohail
Faysal A. Sohail

/s/ James F. Watson
James F. Watson

CUSIP No. 45882D109	Page 11 of 12

EXHIBIT INDEX

Exhibit No.

99.1	Agreement pursuant to 13d-1(k)(1) among Presidio Partners 2014, L.P. and Presidio Partners 2014 GP, LLC.

CUSIP No. 45882D109	Page 12 of 12

AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13G is being filed on behalf of each of the undersigned.

Dated: February 1, 2019

PRESIDIO PARTNERS 2014, L.P.

By: Presidio Partners 2014 GP, LLC

By:	/s/ James F. Watson
Name:	James F. Watson
Title:	Manager

PRESIDIO PARTNERS 2014 GP, LLC

By:	/s/ James F. Watson
Name:	James F. Watson
Title:	Manager

/s/ Peter Gajdos Peter Gajdos /s/ David J. Collier David J. Collier /s/ Faysal A. Sohail Faysal A. Sohail /s/ James F. Watson James F. Watson